 Exhibit 99.1

News Release

B2Gold has Filed a Technical Report for the Fekola Mine Expansion

Confirming Very Positive Results from the Expansion Study PEA for the Fekola Mine in Mali

(owned 80% B2Gold: 20% State of Mali)

Vancouver, May 13, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that, further to its news release dated March 26, 2019, announcing results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine located in Mali, on May 10, 2019, the Company filed a National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report entitled “Fekola Gold Mine Mali NI 43-101 Technical Report” with an effective date of March 26, 2019 (the “Report”). The Report was prepared by Mr. Tom Garagan, P.Geo., Mr. Peter Montano, P.E., Mr. John Rajala, P.E. and Mr. Ken Jones, P.E. of B2Gold. There are no material differences in the Mineral Reserves, the Mineral Resources or the results of the PEA in the Report and those contained in the March 26, 2019, news release.

For additional details, please refer to the Report which may be found under B2Gold’s corporate profile on SEDAR at www.sedar.com.

Fekola Expansion Technical Report Highlights:

•	As currently envisioned, the Fekola Mine Expansion will include a mine fleet expansion and a processing plant upgrade. The plant upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase operability

•	Assuming an effective date of January 1, 2019, a gold price of $1,300 per ounce and a discount rate of 5%, project economics highlights from the Expansion Study PEA include:

•	Estimated optimized life of mine (“LoM”) extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020 - 2024 and over 400,000 ounces per year over the LoM (2019 - 2030)

•	Projected gold production of approximately 5,000,000 ounces over the new mine life of 12 years of mining and processing (including 2019). Prior to 2019, the Fekola Mine produced more than 550,000 ounces. The Fekola Mineral Resource remains open to the north
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•	An increase in project pre-tax NPV of approximately $500 million versus the comparable amounts in the Company’s latest Annual Information Form (“AIF”) Mineral Reserve LoM model (filed on SEDAR on March 20, 2019)

•	Forecast LoM pre-tax net cash flow of approximately $2.8 billion and post-tax net cash flow of approximately $2.2 billion

•	Forecast LoM pre-tax net present value of over $2.2 billion and post-tax net present value of approximately $1.7 billion

•	Based on the post-tax cash flow results in the Expansion Study PEA, B2Gold is projecting LoM cash operating costs of approximately $465 per ounce (see Non-IFRS Measures) and all-in sustaining costs (“AISC”) (see Non-IFRS Measures) of approximately $725 per ounce. Cash costs and AISC remain low despite mining a larger open pit at a slightly lower gold grade. This is due to economies of scale arising from increased mining and processing rates and the new optimized mining schedule

•	Forecast expansion capital payback period of less than one year

•	Estimated processing plant expansion capital cost of approximately $50 million over a period of approximately 18 months for processing expansion and upgrades (through Q3 2020). Half of this capital is expected to be spent in 2019 with the remaining half in 2020. It is anticipated that this will be financed from existing Fekola Mine cash flows. To date this year, the Company has ordered long lead items totaling approximately $12 million including all items on the critical path for commencement of increased throughput in Q3 2020

•	Projected annual mining rate increased to a baseline of approximately 54 million tonnes per annum (“Mtpa”) and subsequently stepped up to approximately 76 Mtpa to support the increased processing and stockpiling necessary to maintain plant feed grade

•	Staged mining fleet additions totalling approximately $56 million over the LoM are expected to be equipment loans financed over respective five-year periods, on terms similar to the existing Fekola fleet loan terms

•	The Company continues to work on further optimizing the PEA and expects to incorporate these results into an updated Fekola LoM study which will be available in Q4 2019

•	Projected annual processing rate increased to a baseline of 7.5 Mtpa (current capacity of 6 Mtpa plus 1.5 Mtpa)

•	Ongoing drilling continues to infill the existing Inferred Mineral Resources to Indicated Mineral Resources. Mineralization remains open to the north and down plunge, indicating the potential to further increase Fekola Mineral Resources and Reserves (see news release dated October 25, 2018) - an updated Mineral Resource will be announced in Q4 2019. A large exploration drilling program will commence in Q3 2019 to further test the Fekola North, Fekola South, Cardinal and Anaconda zones
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The Expansion Study PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

B2Gold will maintain a strong and profitable production profile in 2019 with consolidated gold production forecast to be between 935,000 and 975,000 ounces. Based on current assumptions, consolidated cash operating costs are projected to be between $520 and $560 per ounce and consolidated AISC are projected to be between $835 and $875 per ounce. The Company continues to maximize cash flows by optimizing its impressive operational and financial performance from existing mines. In addition, the Company will balance its ongoing program of debt reduction with pursuing expansion opportunities at existing operations. Also, B2Gold will remain focussed on adding shareholder value through growth, driven by the exploration, development and expansion of its impressive pipeline of existing projects. Potential acquisitions will focus on exploration opportunities.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters and the Mineral Resource estimate contained in this news release. Mr. Garagan has visited the Fekola mine site a number of times since 2015 and has reviewed and approved the exploration practices that B2Gold conducts on site.

John Rajala P.E., Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding mineral processing related to Fekola expansion studies. Mr. Rajala has visited the Fekola mine site multiple times since 2017 and has reviewed the technical aspects of the Expansion Study that form the basis for this release.

Peter D. Montano P.E., Project Director at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release. Mr. Montano has visited the Fekola mine site several times since 2015 and has reviewed the mining operations and has reviewed the technical aspects of the Expansion Study that form the basis for this release.

Ken Jones, Manager, Health, Safety, Environment and Permitting at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding environmental matters contained in this news release. Mr. Jones has visited the Fekola mine site a number of times since 2015 and has reviewed and approved the environmental practices that B2Gold conducts on site.

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ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean Katie Bromley

Vice President, Investor Relations Manager, Investor Relations & Public Relations

604-681-8371 604-681-8371

imaclean@b2gold.com kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form dated March 20, 2019 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the results of and estimates in the Fekola Expansion PEA, including the mine life extending to 2030, increases in annual production, projected total gold production, increased NPV, post-tax net cash flow, net present value, cash operating costs and AISC, payback, capital costs to complete the expansion and the timing and source of funding and mining rate; an updated life of mine study being available in Q4 2019; the potential to convert inferred resources to indicated, and to further increase resources and reserves; B2Gold maintaining a strong and profitable production profile in 2019; projected consolidated gold production in 2019; maximising cash flows by optimizing operational and financial performance at existing mines; balancing ongoing debt reduction and expansion opportunities at existing operations; and potential acquisitions. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and uncertainties identified in the Expansion Study PEA and risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the

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unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions contained in the Expansion Study PEA and assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance

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prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.